FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated February 17, 2005, titled “Provida Reports a Material Event. ”

Item 1

For Immediate Release

Contacts:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1483
Fax: (562) 351-1986
E-mail: myanezm@afpprovida.cl

Santiago, Chile - February 17, 2005.

PROVIDA REPORTS A MATERIAL EVENT

Today, Thursday February 17, 2005, Mr. Jorge Matuk Chijner Vice Chief Executive Officer of AFP Provida has reported a material event in conformity with articles N° 9 & 10 of Law 18,045 and the General Standard Regulation N° 30 released by Security and Insurance Superintendency. This Communication reads as follows:

“In June 2004, the Company, after a deep analysis of its portfolio’s casualty rate, had concluded that balances of the casualty costs informed by the insurance companies, on whose basis the AFP’s provisions are ruled, would not appropriately cover liabilities originated by this concept. Besides, it was concluded that there was no an adequate correlation between revenues and expenses of each period since results of a period were affected by casualty rate obligations incurred in previous periods.

This information was promptly submitted to the Superintendency of Pension Funds Administrators by the Company, indicating that out of the total provisions to be constitute, Ch$8,194,909 thousand would correspond to contracts previous to 2004. Additionally, according to the Company’s opinion and in conformity with accounting regulations, Ch$6,801,775 thousand of the above amount should be charged to the accrued profits at the beginning of the period, net of taxes of Ch$1,393,135 thousand, adjustment that correspond in our opinion to an error correction.

The Superintendency indicated that AFP Provida’s proposals were being thoroughly analyzed and a formal statement on the results of the analysis would be released.

This Administrator submitted its financial statements in June and September 2004 charging those provisions as indicated above, clarifying this point in Note 15-letter g) of those financial statements.

On February 15, 2005 the Superintendency released the Circular Note N°3228 indicating that this adjustment proposed by the Company responds to a change estimation and consequently, should not be charged to accrued profits at the beginning of the period, but against 2004 results. Additionally, the Company was instructed to correct the financial statements corresponding to June 30 and September 30, 2004.

Nevertheless, the Company understands that a treatment, similar to the one proposed in the second paragraph of this release would be required in the elaboration of our financial statements under the American accounting policies (USGAAP), statement that has to be submitted on due course. Therefore, the Company will generate a reconciliation entry between the profits of the period under the Chilean accounting policies and the American accounting policies.”

Yours faithfully,

Jorge Matuk Chijner
Vice Chief Executive Officer
A.F.P. Provida S.A.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: February 17, 2005	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: February 17, 2005	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.